										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					Kaiser Ventures Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						483088100
					   (CUSIP Number)

						Ellyn Roberts
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						November 29, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 483088100				13D				Page 2 of 21 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Willow Creek Capital Management
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/  /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY			--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				542,900
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						542,900
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	542,900
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.1
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IA

CUSIP No. 483088100				13D				Page 3 of 21 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Aaron H. Braun
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY			--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				542,900
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						542,900
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	542,900
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.1
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 483088100				13D				Page 4 of 21 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Kaiser Ventures Inc. (the "Issuer"). The principal executive office of the Issuer is located at 3633 E. Inland Empire Blvd., Suite 850, Ontario, CA 91764-4922.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Willow Creek Capital Management, a California corporation
("Willow Creek") and Aaron H. Braun (collectively, the "Filers").

	(b)	The business address of the Filers is 17 E. Sir Francis Drake
Blvd., Suite 100, Larkspur, CA  94939.

	(c)	Mr. Braun is the President and sole shareholder of Willow Creek, which is an investment adviser.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Braun is a citizen of the United States of America.

CUSIP No. 483088100				13D				Page 5 of 21 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

Willow Creek			AF			$6,146,975


ITEM 4.	PURPOSE OF TRANSACTION.

In its report on Form 8-K filed on November 22, 1999, the Issuer reported that it purchased 2,730,950 and 1,693,551 shares of the Stock from The New Kaiser Voluntary Employees' Beneficiary Association (VEBA) and The Pension Benefit Guaranty Corporation (PBGC), respectively, for $13.00 per share in cash. In addition, the Issuer reported that if there is a bulk sale of the Issuer's real estate generally before December 31, 2000, VEBA and PBGC have the right in certain circumstances to receive a contingent real estate payment. The Issuer also reported that Warrants for 460,000 and 285,260 shares of the Stock were issued to VEBA and PBGC, respectively. The Issuer reported that the warrants have a term of five years and an exercise price of $17.00 per share and that VEBA and PBGC have demand registration rights for the shares issued upon exercise of the warrants under certain circumstances. The Issuer also reported that if all currently contemplated real estate transactions are closed on their current terms, VEBA and PBGC would receive an additional cash payment of approximately $1.10 per share.

The Issuer reported that it has reserved the right to distribute to its shareholders the same amount of cash that would be received by VEBA and PBGC pursuant to the contingent payment agreement without adjustment of the warrant price.

In addition, the Issuer reported that the size of the board of directors was reduced from eleven members to seven.

The Filers object to the foregoing series of transactions (collectively, the Transaction) as not in the best interest of minority shareholders. Accordingly, on December 7, 1999, affiliates of the Filers filed an action in the United States District Court for the Northern District of California against the Issuer, VEBA and others. A copy of the complaint is attached as Exhibit B. In addition, the Filers may do some or all of the following:

1. Solicit proxies or written consents from other shareholders to elect individuals to the Issuer's board who have the goal of maximizing value for all shareholders, and to establish compensation for board members, either through stock ownership or cash, as an incentive to achieve that goal;

2. Engage investment bankers or other investment professionals to investigate the possible liquidation of the Issuer's remaining assets;

3. Enter into discussions with other shareholders, financial institutions or investors who may be interested in commencing a tender offer for the Stock; or

CUSIP No. 483088100				13D				Page 6 of 21 Pages

4. Contact and consult with other shareholders of the Issuer about any or all of the foregoing matters.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page:

			Purchase				Number	Price
Name			or Sale		Date		of Shares	Per Share

Willow Creek	Purchase	   11/19/99	  400	14.72
Willow Creek	Purchase	   11/18/99	  700	14.32
Willow Creek	Purchase	   11/17/99	2,500	14.01
Willow Creek	Purchase	   11/15/99	  700	14.52
Willow Creek	Purchase	   11/12/99	1,200	14.42
Willow Creek	Purchase	   11/11/99	2,100	14.15
Willow Creek	Purchase	   11/10/99	2,800	13.73
Willow Creek	Purchase	   11/03/99	  900	13.10
Willow Creek	Purchase	   11/02/99	  900	13.22
Willow Creek	Purchase	   11/01/99	  200	13.63
Willow Creek	Purchase	   10/29/99	1,000	13.64
Willow Creek	Purchase	   10/28/99	  500	13.43
Willow Creek	Purchase	   10/27/99	1,900	13.05
Willow Creek	Purchase	   10/26/99	  200	13.00
Willow Creek	Purchase	   10/25/99	  200	13.00
Willow Creek	Purchase	   10/22/99	1,300	12.97
Willow Creek	Purchase	   10/11/99	  400	12.94
Willow Creek	Purchase	   10/08/99	  200	12.91
Willow Creek	Purchase	   10/07/99	  200	13.00
Willow Creek	Purchase	   10/06/99	  300	12.94
Willow Creek	Purchase	   10/05/99	  200	13.00
Willow Creek	Purchase	   10/04/99	  400	13.06
Willow Creek	Purchase	    9/30/99	  400	13.03


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Willow Creek is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on Willow Creek's agreement with each advisory client, the client may have no right or a shared right to direct the voting of the Stock.

CUSIP No. 483088100				13D				Page 7 of 21 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
(including power of attorney).

B. Complaint filed in the U.S. District Court for the Northern District of California against the Issuer, VEBA and others.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	December 7, 1999
							Willow Creek Capital Management

							\s\ Aaron H. Braun
								Aaron H. Braun
								President

							\s\ Aaron H. Braun

	13D

CUSIP No.										Page 8 of 21 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities Kaiser Ventures Inc. For that purpose, the undersigned hereby constitute and appoint Willow Creek Capital Management, a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	December 7, 1999
							Willow Creek Capital Management

							\s\ Aaron H. Braun
								Aaron H. Braun
								President

							\s\ Aaron H. Braun

	13D

CUSIP No.										Page 9 of 21 Pages

												EXHIBIT B

GEORGE DONALDSON (S.B. 79971)
DANIEL B. HARRIS (S.B. 117230)
LAW OFFICES OF GEORGE DONALDSON
350 California Street, Suite 1750
San Francisco, California  94104
Telephone:  (415) 394-8500

Attorneys for Plaintiffs
Willow Creek Capital Partners, L.P.
and Willow Creek Offshore

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

WILLOW CREEK CAPITAL PARTNERS, L.P., a Delaware limited partnership; and WILLOW CREEK OFFSHORE, a Cayman Islands corporation,

		Plaintiffs,

	vs.

KAISER VENTURES INC., a Delaware corporation; THE NEW KAISER VOLUNTARY EMPLOYEES' BENEFICIARY ASSOCIATION, a California Trust; THE COLERIDGE GROUP, an Arizona corporation; PACHOLDER ASSOCIATES, INC., an Ohio corporation; MERRILL LYNCH, PIERCE, FENNER & SMITH, INC., a Delaware corporation; RICHARD E. STODDARD, an individual; RONALD E. BITONTI, an individual; TODD G. COLE, an individual; GERALD A. FAWCETT, an individual; GARY E. GIBBONS, an individual; REYNOLD C. MACDONALD, an individual; WILLIAM J. MORGAN, an individual; CHARLES E. PACKARD, an individual; THOMAS
S. RABONE, an individual; LYLE B. STEVENSON, an individual; and MARSHALL F. WALLACH, an individual,

		Defendants.

Case No.   C 99 5188 SBA ENE

FEDERAL SECURITIES

COMPLAINT FOR DAMAGES AND EQUITABLE RELIEF ARISING FROM VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATE LAW

JURY TRIAL DEMANDED

Plaintiffs Willow Creek Capital Partners, L.P. and Willow Creek Offshore (collectively, "plaintiffs" or Willow Creek) allege upon information and belief, except as to plaintiffs' allegations pertaining to themselves, which are alleged upon personal knowledge, as follows:

	13D

CUSIP No.										Page 10 of 21 Pages

NATURE OF THE ACTION

1.	This action concerns the recently announced purchase by Kaiser
Ventures Inc. ("Kaiser" or the "Company") of over 4.4 million shares of its common stock from The New Kaiser Ventures Employees' Beneficiary Association ("VEBA") and the Pension Benefit Guaranty Corporation ("PBGC") (the "Stock Purchase Transactions"). Prior to the Stock Purchase Transactions, VEBA and PBGC together owned more than fifty percent of Kaiser's outstanding shares. In causing and effecting the Stock Purchase Transactions, the defendants have allowed VEBA and PBGC to obtain liquidity for their interests not available to Kaiser's other shareholders and to participate, without any risk, in the future success of the Company. Consequently, Kaiser's controlling shareholders have been permitted to prefer their own interests over those of the Company's minority shareholders. Moreover, in approving the Stock Purchase Transactions, the board members of Kaiser not affiliated with VEBA and PBGC acted to entrench themselves. In doing so and in failing to make timely public disclosure of the Stock Purchase Transactions, such board members breached their fiduciary duties to Kaiser's minority shareholders and they and the Company misled plaintiffs in violation of the federal securities laws.

JURISDICTION AND VENUE

2.	This action arises under Sections 10(b) and 20(a) of the Securities
Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. Sections 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder (17 C.F.R. Section 240.10b-
5), and state law. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. Sections 1331, 1337 and 1367, and Section 27 of the Exchange Act (15 U.S.C. Section 78aa).

3.	Venue is proper in this district pursuant to Section 27 of the
Exchange Act (15 U.S.C. Section 78aa) and 28 U.S.C. Section 1391(b) and
(c). Substantial acts in furtherance of the alleged wrongdoing and/or their effects have occurred within this district.

4.	In connection with the acts and omissions alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

INTRADISTRICT ASSIGNMENT

5.	This action involves events or omissions occurring within this district, and plaintiffs reside in this district. Assignment to the San Francisco Division is therefore appropriate.

THE PARTIES

6.	The plaintiffs are as follows:

	13D

CUSIP No.										Page 11 of 21 Pages

(a) Willow Creek Capital Partners, L.P. ("Willow Creek Capital") is a Delaware limited partnership based in Larkspur, California. Willow Creek owns 210,223 shares, or approximately three percent, of Kaiser's outstanding common stock. Willow Creek Capital has been a Kaiser shareholder continuously since April, 1995.

(b) Willow Creek Offshore ("Willow Creek Offshore") is a Cayman Islands corporation based in Larkspur, California. Willow Creek Offshore owns 127,928 shares, or approximately two percent, of Kaiser's outstanding common stock. Willow Creek Offshore has been a Kaiser shareholder continuously since January, 1999.

7.	The defendants are as follows:

(a)	Kaiser Ventures Inc. (i.e., "Kaiser" or the "Company") is a Delaware
Corporation with principal executive offices in Ontario, California. The Company is an asset development company and the reorganized successor to Kaiser Steel Corporation.

(b)	The New Kaiser Voluntary Employees' Beneficiary Association (i.e.,
"VEBA") is a tax-exempt California trust. Prior to the Stock Purchase Transactions, VEBA was the record and beneficial owner of 3,387,937 shares of the common stock of Kaiser, or approximately 30 percent of the Company's issued and outstanding shares. Following the Stock Purchase Transactions, pursuant to which VEBA purported to sell 2,730,950 shares of its Kaiser common stock to Kaiser, VEBA owns 656,987 shares of Kaiser's common stock.

(c)	The Coleridge Group ("Coleridge") is an Arizona corporation based in
Phoenix, Arizona and a registered investment advisor that advises VEBA. At all relevant times, Coleridge has had investment authority over the Kaiser stock owned by VEBA, including that purportedly purchased by Kaiser in the Stock Purchase Transactions.

(d)	Pacholder Associates, Inc. ("Pacholder") is an Ohio corporation based in Cincinnati, Ohio and a registered investment advisor that advises PBGC.
At all relevant times, Pacholder has had investment authority over the Kaiser stock owned by PBGC, including that purportedly purchased in the Stock Purchase Transactions. Prior to the Stock Purchase Transactions,
PBGC was the record owner of 2,100,966 shares of the common stock of Kaiser, or approximately 20 percent of the Company's issued and outstanding shares. Following the Stock Purchase Transactions, pursuant to which PBGC purported to sell 1,693,551 shares of its Kaiser common stock to Kaiser, PBGC is the record owner of 407,415 shares of Kaiser's common stock.
Pursuant to a contract between Pacholder and PBGC, Pacholder beneficially owns the Kaiser shares held by PBGC.

(e)	Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") is a
Delaware corporation, whose parent, Merrill Lynch & Co., Inc., a Delaware corporation based in New York, is one of the world's largest providers of investment and financial services. In connection with the Stock Purchase Transactions, Merrill Lynch issued a fairness opinion.

	13D

CUSIP No.										Page 12 of 21 Pages

(f)	Richard E. Stoddard ("Stoddard") was appointed Chief Executive Officer of Kaiser in June 1988 and has held that position and/or the position of Chairman of the Board ever since. Stoddard also serves or served on the Board of Directors of Penske Motorsports, Inc. ("PMI"), which recently merged with International Speedway Corporation ("ISC"), a transaction that generated a significant amount of the cash consideration which Kaiser paid to VEBA and PBGC to consummate the Stock Purchase Transactions.

(g)	Ronald E. Bitonti is Chairman of the Benefits Committee for VEBA and
has been a director of Kaiser since November 1991.

(h)	Todd G. Cole has been a director of Kaiser since November 1989.

(i)	Gerald A. Fawcett was President and Chief Operating Officer of Kaiser
from January 1996 until his retirement on January 15, 1998. He was appointed to Kaiser's board in January 1998 and currently serves as its Vice Chairman.

(j)	Gary E. Gibbons has been the principal and owner of Coleridge since
1987. In that capacity he represents a variety of clients by providing financial and investment advice, including the management of investment portfolios. Gibbons was a director of Kaiser from April 1998 until on or about November 22, 1999, when he resigned from the board in connection with the Stock Purchase Transactions.

(k)	Reynold C. MacDonald has been a director of Kaiser since November
1988.

(l)	William J. Morgan is President, a director and a major shareholder of
Pacholder. Morgan was a director of Kaiser from September 1994 until on or about November 22, 1999, when he resigned from the board in connection with the Stock Purchase Transactions.

(m)	Charles E. Packard has been a director of Kaiser since November 1991.

(n)	Thomas S. Rabone is a member of the Benefits Committee of VEBA.  He was a director of Kaiser from November 1988 until on or about November 22, 1999, when he resigned from the board in connection with the Stock Purchase Transactions.

(o)	Lyle B. Stevenson is Co-Chairman of the Benefits Committee for VEBA.
He was a director of Kaiser from November 1991 until on or about November 22, 1999, when he resigned from the board in connection with the Stock Purchase Transactions.

(p)	Marshall F. Wallach has been a director of Kaiser since November 1991.

(q)	The defendants named in sub-paragraphs (f) through (p) above are referred to herein as the "Director Defendants" or the "Individual Defendants." By reason of their membership on the Board of Directors of Kaiser, management positions and/or stock ownership, the Individual Defendants controlled and directed the activities of Kaiser. Each of the Individual Defendants had the power and influence to cause Kaiser to engage

	13D

CUSIP No.										Page 13 of 21 Pages

in the wrongful and illegal practices complained of herein, and each such defendant exercised such power and influence. In addition, each of the Individual Defendants acted as the agent for one another and for those of the other defendants with which he was affiliated, and all of the acts alleged herein were done in the course and scope of said agency relationship.

8.	All of the defendants identified above, along with PBGC, a wholly-
owned federal government corporation established by Title IV of the Employee Retirement Income Security Act of 1974, pursued a conspiracy, common enterprise and common course of conduct to accomplish the wrongs complained of below. As hereinafter alleged, the purpose and effect of the conspiracy, common enterprise and common course of conduct was to accomplish the Stock Purchase Transactions, whereby VEBA and PBGC, Kaiser's majority and controlling shareholders, preferred their own interests over, and at the expense and to the detriment of, Kaiser's other shareholders.

9.	As alleged more fully below, the defendants identified above accomplished their conspiracy, common enterprise and common course of conduct by breaching or aiding and abetting breaches of fiduciary duties owed to plaintiffs, and by concealing and making misrepresentations of material facts.

10.	Each such defendant reached an agreement to perform the acts complained of herein, each was a direct, necessary and substantial participant in the conspiracy, common enterprise and common course of conduct complained of herein, and each was aware of its or his overall contribution to and furtherance of the conspiracy, common enterprise and common course of conduct. The defendants' acts of conspiracy include, inter alia, all of the acts that each of them is alleged to have committed in furtherance of the wrongful scheme complained of herein, except those relating to the reaching of agreements or understandings sufficient to characterize their conduct as conspiratorial.

BACKGROUND

11.	Kaiser is an asset development company that is the reorganized successor to Kaiser Steel Corporation ("Kaiser Steel"), an integrated steel manufacturer that filed for bankruptcy protection in 1987. Since it emerged from bankruptcy, Kaiser has developed a core of assets obtained in connection with Kaiser Steel's reorganization with a view toward the disposition of such assets.

12.	For approximately the last two years, and as Kaiser's assets have matured and its asset development projects have been completed, the principal shareholders of Kaiser, including VEBA and PBGC, have been encouraging Kaiser to evaluate means of maximizing shareholder value in order to permit Kaiser's stockholders, many of whom have held their shares since its emergence from bankruptcy, to realize returns on their investments. Among the proposals contemplated have been the sale, monetization and/or distribution of Kaiser's assets or a sale or merger of Kaiser. Such a monetization or distribution of Kaiser's assets, or a sale of the Company or its assets, provides the only mechanism to allow

	13D

CUSIP No.										Page 14 of 21 Pages

shareholders to realize the full value of their investments in Kaiser because the shares of the Company's common stock, listed on NASDAQ, are thinly-traded and shareholders are thus unable to dispose of a significant amount of their holdings through stock sales without depressing the market price.

13.	In response to shareholders' concerns, Kaiser's Board of Directors formed a Special Committee in 1997 to evaluate and consider pursuing various strategic alternatives and transactions with respect to the Company and its assets. Soon thereafter Merrill Lynch was retained to assist the Special Committee in its work.

14.	In its periodic filings and public announcements since 1998, most recently, in its quarterly report for its 1999 fiscal third quarter filed with the Securities and Exchange Commission ("SEC") on or about November 15, 1999, Kaiser has represented consistently and repeatedly, in substance or effect, that it is continuing to evaluate its completed projects and investments in light of how to best maximize value to its shareholders.

ISC'S ACQUISITION OF PMI AND KAISER'S SALE OF ISC STOCK

15.	One of Kaiser's principal assets has been its interests in PMI, which
Kaiser acquired as a result of its contribution to PMI in 1995 of approximately 480 acres of property and its subsequent sale of a business park to PMI. Until July 26, 1999, Kaiser owned more than 1.6 million shares, or approximately 11.73 percent, of PMI's common stock.

16.	On July 26, 1999, PMI was acquired by, or merged into, ISC.  In connection with this transaction, Kaiser elected to, and received, approximately $24 million in cash and 1.2 million shares of ISC's Class A common stock, which, as of the date of the merger, was valued at approximately $57 million.

17.	Since the PMI-ISC merger, Kaiser has sold all or most of the shares in
ISC it received in connection with the merger, realizing over $63 million in cash. However, as alleged below, rather than make an equitable distribution of the almost $90 million in cash Kaiser generated from its PMI-ISC transactions, such funds have instead been used to pay off and substantially buy out Kaiser's two majority shareholders to the detriment of its more than 2000 minority shareholders.

THE STOCK PURCHASE TRANSACTION WITH VEBA AND PBGC

18.	On November 22, 1999, Kaiser announced that it had purchased 2,730,950 and 1,693,551 shares of its common stock from VEBA and PBGC, respectfully, for total consideration of over $60 million. The cash portion of the purchase price, approximately $57 million, was funded entirely from cash on hand, which was obtained by Kaiser as a result of the PMI-ISC merger and the subsequent sales of ISC stock owned by Kaiser.

19.	In connection with the Stock Purchase Transactions, Kaiser paid VEBA and PBGC $13 per share in cash. In addition, under the agreements entered in respect of such transactions, VEBA and PBGC are purportedly entitled to

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CUSIP No.										Page 15 of 21 Pages

a contingent payment of approximately $1.10 per share, or a total of about $4.9 million, if the previously announced transaction for the sale of Kaiser's remaining Mill Site property to Ontario Ventures I, LLC closes on its current terms. In addition, under such agreements, VEBA and PBGC have received five-year warrants to purchase 460,000 and 285,260 shares of Kaiser's common stock, respectively, at an exercise price of $17 per warrant. The warrants allow VEBA and PBGC to participate in the future success of the Company without any of the risk of loss that Kaiser's other minority shareholders must bear.

20.	According to Stoddard, Kaiser's Chairman and CEO, "the stock repurchase is fair to and is in the best interest of all shareholders as it substantially reduces the potential overhang of stock from VEBA and the PBGC in the market, streamlines our governance structure and allows us to focus more time and resources on developing and growing our existing projects and investments." In truth, however, there is and was no "overhang" in the market, and Kaiser's governance structure could be streamlined and the Company and its board could and should have been able to focus more time and resources on developing and growing its existing projects and investments, and maximizing value for all shareholders, without regard to VEBA's and PBGC's ownership of the majority of the Company's outstanding shares.

21.	In connection with the Stock Purchase Transactions, VEBA and PBGC acted as a group and pursuant to a cooperation agreement they entered in 1997. The cooperation agreement provides, among other things, that "once the parties have reached mutual agreement on the terms of any . . . action, such agreement will bind each party to the outcome or set of outcomes . .
 .."

DELETEROUS CONSEQUENCES OF THE STOCK PURCHASE TRANSACTIONS TO KAISER'S MINORITY SHAREHOLDERS

22.	The Stock Purchase Transactions are clearly beneficial to VEBA and
PBGC, as it allows them to liquidate substantially all of their holdings for cash at current market prices, while reserving for them the ability to participate, without risk, in the future success of Kaiser. The transactions also allow the Company's current management group to entrench themselves, since, by virtue of the resignation of various VEBA and PBGC affiliates, the Board is now dominated by board members affiliated with members of management. Conversely, the Stock Purchase Transactions have been and are detrimental to Kaiser's minority shareholders and are otherwise contrary to the interests of the Company, in, inter alia, the following respects:

(a)	By virtue of the Stock Purchase Transactions, the outstanding number of shares of Kaiser's common stock has been reduced from roughly 10.7 million shares to 6.3 million shares, making the market for the Company's shares substantially less liquid and thus rendering it markedly more difficult, if not impossible, for Kaiser's minority shareholders to dispose of any significant amount of their holdings without depressing the market price for the Company's stock. Indeed, in the few trading days since the Stock Purchase Transactions were announced, the market price for Kaiser's

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CUSIP No.										Page 16 of 21 Pages

stock has declined by approximately fifteen percent on relatively light volume. Thus, unlike VEBA and PBGC, Kaiser's minority shareholders are unable to realize the true value of their investments in the Company, and they cannot obtain in the market the same amount of consideration VEBA and PBGC received in connection with the Stock Purchase Transactions.

(b)	The majority of Kaiser's liquid assets, which following the PMI-ISC merger and the Company's sales of ISC stock, could and should have been used to make a distribution on an equitable basis to all shareholders and/or to position the Company's other investments for completion and liquidation for the benefit of all shareholders, have been substantially depleted by virtue of the Stock Purchase Transactions.

(c)	The merger between PMI and ISC and Kaiser's subsequent sale of ISC stock, which provided the cash to permit the Stock Purchase Transactions to be effected, are taxable events. By virtue of the Stock Purchase Transactions, VEBA and PBGC are effectively able to avoid bearing their proportionate interest for the approximately $9 million in taxes associated with the PMI-ISC merger and ISC stock sales, whereas Kaiser's minority shareholders who are not able to liquidate their holdings must shoulder the full burden of such tax consequences.

MISLEADING DISCLOSURES REGARDING STOCK PURCHASE TRANSACTIONS

23.	Prior to November 15, 1999, the Company consistently represented that it would undertake to maximize values for all shareholders and had been evaluating several proposals to do so. In its Form 10-Q filed on or about November 15, 1999, Kaiser indicated for the first time that it had appointed an independent committee to evaluate and negotiate "some form of transaction for the repurchase of the Company's stock, including the repurchase of a substantial portion of only the stock owned in the Company by [VEBA] and/or [PBGC]." In this Form 10-Q, Kaiser did not, however, disclose that any such negotiations between VEBA and/or PBGC and Kaiser were then ongoing, or that an agreement between Kaiser, on one hand, and VEBA and PBGC, on the other, had been reached or had developed to the point where an agreement in principle had been reached or where the documentation for such an agreement was in the process of being finalized. In fact, as admitted by Stoddard during a conference call conducted by the Company on November 22, 1999, the terms of the Stock Purchase Transactions had been negotiated over several months.

24.	The indicia of interest by the Company, on the one hand, and VEBA and
PBGC, on the other, in entering a stock repurchase transaction including
VEBA and PBGC only, and not the Company's minority shareholders, had reached a point before November 22, 1999 so as to have obligated the Company and VEBA and PBGC to make disclosures required by the Exchange Act. Such disclosures would have been required in, inter alia, proxy material required to be disseminated in connection with Kaiser's 1999 annual meeting of shareholders, which should have occurred in or about June, 1999. Apparently, however, the defendants intentionally delayed the holding of the annual meeting and the attendant need to disseminate proxy materials for the very purpose of avoiding having to make the required disclosures about the contemplated Stock Purchase Transactions. Such disclosures would

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	13D

CUSIP No.										Page 17 of 21 Pages

have been material to minority shareholders' decisions to vote for or against the members of the board up for re-election. Such disclosures were also material to plaintiffs' decisions to purchase additional shares of Kaiser's stock, which they have done continually since the beginning of 1999.

FIRST CLAIM FOR RELIEF
(Breach Of Fiduciary Duty Against VEBA And The Individual Defendants)

25.	Plaintiffs reallege and incorporate herein by this reference each of the allegations contained in paragraphs 1-24 of this complaint.

26.	Plaintiffs assert this First Claim for Relief against VEBA and the
Individual Defendants for breach of fiduciary duty.

27.	As the majority shareholders of Kaiser, VEBA and PBGC owed fiduciary duties to both the Company and its minority shareholders. VEBA and PBGC were thus required to conduct themselves in the highest good faith and with loyalty and were prohibited from taking unfair advantage of or procuring an undue benefit from Kaiser or its minority shareholders.

28.	As majority shareholders, VEBA and PBGC were also forbidden from obtaining an advantage by misrepresentation or concealment of material fact or by dealing with the property of Kaiser in a manner other than for the sole benefit of the Company and all of its shareholders.

29.	VEBA and PBGC were likewise obligated to affirmatively protect the interests of Kaiser and its minority shareholders and to refrain from taking any action or from engaging in any conduct that would work injury to them.

30.	Plaintiffs actually and reasonably placed confidence and repose in the fidelity and integrity of VEBA and PBGC, and, under California law, a confidential fiduciary relationship thus existed between plaintiffs, on the one hand, and VEBA and PBGC, on the other.

31.	By entering, assisting, facilitating and causing the Stock Purchase
Transactions, VEBA and PBGC breached their fiduciary duties to the minority shareholders of Kaiser, including plaintiffs.

32.	By virtue of their positions as directors and, in the case of defendant Stoddard, his position as an officer of Kaiser, the Individual Defendants and, in particular, those of the Individual Defendants who directly controlled VEBA and PBGC, owed separate fiduciary duties to Kaiser and its minority shareholders. The Individual Defendants had the ability and power to control Kaiser. Moreover, by structuring, assisting and acquiescing in the Stock Purchase Transactions, the Individual Defendants actually exercised said power and ability.

33.	Each of the Individual Defendants knowingly breached his fiduciary duties in directing Kaiser to enter the Stock Purchase Transactions and to perform the acts herein alleged in that each knew that the purpose and effect of the Stock Purchase Transactions was to allow VEBA and PBGC to prefer their own interests over those of the minority shareholders.

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	13D

CUSIP No.										Page 18 of 21 Pages


34.	In connection with the Stock Purchase Transactions, the Individual
Defendants also breached their fiduciary duties to the Company's minority shareholders by failing to retain for them separate and independent legal and financial representation. Given the conflicts of interest posed by VEBA's and PBGC's domination of the Company and Board, this failure or refusal to act violated the Individual Defendants' obligation to protect the interests of Kaiser's minority shareholders.

35.	The conduct of each of the defendants named in this claim for relief was fraudulent, malicious and oppressive, entitling plaintiffs to exemplary and punitive damages.

36.	As a direct and proximate result of the foregoing conduct, plaintiffs have sustained damage and pray for the relief hereinafter specified.

SECOND CLAIM FOR RELIEF
(Aiding And Abetting Breach Of Fiduciary Duty Against Coleridge, Pacholder And Merrill Lynch)

37.	Plaintiffs reallege and incorporate herein by this reference each of the allegations contained in paragraphs 1-24 and 27-34 of this complaint.

38.	Plaintiffs assert this Second Claim for Relief against Coleridge,
Pacholder and Merrill Lynch for aiding and abetting breaches of fiduciary duty.

39.	Coleridge and Pacholder substantially assisted and participated with
VEBA and PBGC and the Individual Defendants in accomplishing the Stock Acquisition Transactions. In particular, Coleridge and Pacholder are registered investment advisors who had the power, discretion and authority to enter the Stock Acquisition Transactions on behalf of their respective clients, and they entered into agreements respecting such transactions on behalf of VEBA and PBGC. In so doing, Coleridge and Pacholder acted with knowledge that the Stock Acquisition Transactions represented self-dealing by Kaiser's majority shareholders in violation of their fiduciary duties. Each such defendant, therefore, participated in the alleged wrongdoing.

40.	Merrill Lynch also aided and abetted the foregoing breaches of fiduciary duty with knowledge that the conduct herein complained of represented self-dealing by Kaiser's majority shareholders in violation of fiduciary duties. In particular, by virtue of its fairness opinion, Merrill Lynch substantially assisted VEBA and PBGC in effecting the Stock Purchase Transactions. In rendering its opinion, Merrill Lynch was legally obligated to perform an investigation of all the facts and circumstances underlying the representations contained in said opinion. As a result, Merrill Lynch knew that its opinion that the transaction was fair was materially misleading in that it had no reasonable basis for opining or suggesting by its opinion that the Stock Purchase Transactions were fair to Kaiser and its minority shareholders.

41.	Coleridge, Pacholder and Merrill Lynch benefited directly from the
Stock Purchase Transactions in that they received fees in connection with it.

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	13D

CUSIP No.										Page 19 of 21 Pages

42.	The conduct of each of the defendants named in this claim for relief was fraudulent, malicious and oppressive, entitling plaintiffs to exemplary and punitive damages.

43.	As a direct and proximate result of the aforesaid conduct, plaintiffs have sustained damage and pray for the relief hereinafter specified.

THIRD CLAIM FOR RELIEF
(Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against Kaiser)

44.	Plaintiffs reallege and incorporate herein by this reference each of the allegations contained in paragraphs 1-24, 27-34 and 39-41 of this complaint.

45.	Plaintiffs assert this Third Claim for Relief against Kaiser for violation of Section 10(b) of the Exchange Act (15 U.S.C. Section 78j), and Rule 10b-5 promulgated by the SEC thereunder (17 C.F.R. Section 240.10b-5).

46.	Kaiser's Form 10-K for its fiscal year ended December 31, 1998, filed on or about March 31, 1999, the amendment to that report filed on or about April 29, 1999, and the Forms 10-Q filed for the Company's first three 1999 fiscal quarters are false and misleading and misrepresent and/or omit to state material facts required to be stated in order to make the statements therein contained not misleading in that they, inter alia, omit to disclose that VEBA and PBGC, on the one hand, and Kaiser on the other, were involved in negotiating to structure and accomplish the Stock Purchase Transactions. Moreover, they falsely represent that the Company would take action to maximize value for all shareholders, not just for VEBA and PBGC.

47.	By virtue of the foregoing, Kaiser employed devices, schemes and artifices to defraud and engaged in acts, practices and a course of conduct, as hereinabove alleged, which included the making or participation in the making of untrue statements of material facts and omitting to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading and engaged in transactions, practices and courses of business which operated as a fraud or deceit upon plaintiffs.

48.	At the time said omissions and misrepresentations of material fact were made, plaintiffs were ignorant of the falsity of said statements and believed them to be true. In reliance upon said omissions and misrepresentations of material fact, and in ignorance of the true facts, plaintiffs were induced to and did, in fact, purchase additional shares of Kaiser. Had plaintiffs known the true facts, they would not have effected such purchases.

49.	Kaiser had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with deliberate and reckless disregard for the truth in that it failed to ascertain and to disclose such facts, even though such facts were available to it. Such defendant's material misrepresentations and/or omissions were done knowingly or

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	13D

CUSIP No.										Page 20 of 21 Pages

recklessly and for the purpose and effect of concealing the Stock Purchase Transactions from the investing public in order to support the price of its securities so it could point to such price as a pretext for justifying the consideration the Company paid to VEBA and PBGC in connection with the Stock Purchase Transactions. If it did not have actual knowledge of the misrepresentations and omissions alleged, Kaiser was reckless in failing to obtain such knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

50.	As a direct and proximate result of the aforesaid conduct, plaintiffs have sustained damage and pray for the relief hereinafter specified.

FOURTH CLAIM FOR RELIEF
(Violations Of Section 20(a) Of The Exchange Act Against The Individual Defendants)

51.	Plaintiffs reallege and incorporate herein by this reference each of the allegations of paragraphs 1-24, 27-34, 39-41 and 46-49 of this complaint.

52.	Plaintiffs assert this Fourth Claim for Relief against the Individual
Defendants for violation of Section 20(a) of the Exchange Act (15 U.S.C.
Section 78t(a)).

53.	As hereinabove alleged, the Individual Defendants, by virtue of directorships, managerial position and/or stock ownership, had the power and ability, directly or indirectly, to conduct, direct, or cause the direction of the affairs, management and policies of Kaiser. As such, the Individual Defendants controlled Kaiser.

54.	By reason of conduct herein alleged, the Individual Defendants acted culpably in connection with the misrepresented and/or omitted material facts. The Individual Defendants each signed the misleading Form 10-K, and they authorized its filing as well as the filing of the misleading Forms 10-Q and other periodic reports described above.

55.	As a direct and proximate result of the aforesaid conduct, plaintiffs have sustained damage and pray for the relief hereinafter specified.

STATUTORY SAFE HARBOR

56.	The statutory safe harbor provided for forward-looking statements does not apply to any of the allegedly false and misleading statements pleaded in this complaint. The statements are of historic fact and of facts about current conditions. Each of the statements alleged herein to be false or misleading was authorized by an executive officer of Kaiser and was actually known by such officer to be false or misleading when made.

WHEREFORE, plaintiffs pray for relief against defendants, and each of them, as follows:


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	13D

CUSIP No.										Page 21 of 21 Pages

1.	Awarding plaintiffs damages according to proof, together with prejudgment interest thereon;

2.	Awarding exemplary and punitive damages on the First and Second Claims for Relief;

3.	Imposing a constructive trust on the funds received by VEBA in connection with the Stock Purchase Transactions;

4.	Ordering reasonable attorneys' fees to plaintiffs' counsel;

5.	Ordering reimbursement to plaintiffs of the costs of suit incurred herein; and

6.	For such other and further relief as the Court may deem appropriate.

JURY TRIAL DEMAND

Plaintiffs hereby demand a jury trial.

Dated:  December 7, 1999

George Donaldson
Daniel B. Harris
LAW OFFICES OF GEORGE DONALDSON
350 California Street, Suite 1750
San Francisco, California  94104
Telephone:  (415) 394-8500



By ________________________________
   George Donaldson
   Attorneys for Plaintiffs


ETR/4023/003/1075630.03